Filed Pursuant to Rule 433

Registration Statement No. 333-206178

May 11, 2016

PRICING TERM SHEET FOR THE 2.00% DEBENTURES, SERIES 2016 A

Issuer:	Consolidated Edison, Inc.

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A3 (Stable); BBB+ (Negative); BBB+ (Stable)

Issue of Securities:	2.00% Debentures, Series 2016 A due May 15, 2021

Principal Amount:	$500,000,000

Interest Rate:	2.00% per annum

Interest Payment Dates:	May 15 and November 15, commencing on November 15, 2016

Maturity Date:	May 15, 2021

Treasury Benchmark:	1.375% due April 30, 2021

US Treasury Yield:	1.183%

Spread to Treasury:	+83 basis points

Re-offer Yield:	2.013%

Public Offering Price:	99.939% of the principal amount

Special Mandatory Redemption:	Upon the first to occur of either: (i) December 31, 2016 or, if by December 31, 2016 all conditions to the Acquisition Closing have been satisfied other than those conditions to be satisfied on the date of the Acquisition Closing and the expiration or early termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, in the Issuer’s judgment, all conditions to the Acquisition Closing are reasonably likely to be satisfied by March 31, 2017, then March 31, 2017 provided, in each case, that the Acquisition Closing has not occurred on or prior to such date; or (ii) the date on which the contribution agreement relating to the Acquisition is terminated, in whole, at 101% of the aggregate principal amount of the Debentures being redeemed, plus accrued interest to, but not including, the redemption date.

Optional Redemption:

At any time prior to March 31, 2017, in whole, at 101% of the aggregate principal amount of the Debentures being redeemed, plus accrued interest to, but not including, the redemption date if, in the Issuer’s judgment, the Acquisition Closing will not occur on or prior to March 31, 2017.

Make-Whole call at any time prior to April 15, 2021, at Treasury Rate + 12.5 basis points

Callable on or after April 15, 2021, at par

Pricing Date:	May 11, 2016

Settlement Date:	May 16, 2016 (T+3)

CUSIP:	209115AC8

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Acquisition” and “Acquisition Closing” have the meaning ascribed to them in the Issuer’s Preliminary Prospectus Supplement, dated May 11, 2016.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Mizuho Securities USA Inc. toll free at 1-866-271-7403 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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